FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           12 June 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 12 June 2003



                                      SCHEDULE 10

                         NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


   mmO2 plc



2. Name of shareholder having a major interest


   The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


   In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


   Capital International Limited:


Registered Name                                        Number of Shares

State Street Nominees Limited                            3,217,550
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF


Bank of New York Nominees                               88,047,638
Bank of New York
3 Birchin Lane
London
EC3V 9BY


Chase Nominees Ltd                                      31,657,703
Woolgate House
Coleman Street
London  EC2P 2HD


Midland Bank plc                                         2,122,600
5 Laurence Hill
Poutney Hill
London  EC4R OE


Bankers Trust                                           36,905,342
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH


Barclays Bank                                            1,628,500
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT


Citibank London                                            800,000
11 Old Jewry
London  EC2R 8D8

Morgan Guaranty                                          4,130,500
83 Pall Mall
London  SW1Y 5ES


Nortrust Nominees                                       32,652,398
155 Bishopsgate
London  EC2M 3XS


State Street Bank & Trust Co                             3,313,300


Deutsche Bank AG                                        12,288,761
23 Great Winchester Street
London  EC2P 2AX


HSBC Bank plc                                           12,332,049
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA


Mellon Bank NA                                           4,555,532
London Branch
London


Northern Trust AVFC                                      2,547,414
South Africa


KAS UK                                                     331,300
Kass Associate
PO Box 178
1000 AD Amsterdam


Mellon Nominees (UK) Ltd                                 1,032,300
150 Buchanan Street
Glasgow G1 2DY


Bank One London                                          1,946,000


Clydesdale Bank plc                                        262,000

Northern Trust                                          16,555,136
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS


Capital International S.A.:


Chase Nominees Limited                                   5,035,577
Woolgate House
Coleman Street
London  EC2P 2HD


Midland Bank plc                                            91,700
5 Laurence
Poutney Hill
EC4R OE


Royal Bank of Scotland                                     660,800
Regents House
42 Islington High Street
London  N1 8XL



Lloyds Bank                                                324,400
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London



State Street Bank & Trust Co.                              411,500


Citibank NA                                                307,400
Toronto


Capital International, Inc.:


State Street Nominees Limited                           22,399,650
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF


Bank of New York Nominees                                5,922,765
Bank of New York
3 Birchin Lane
London EC3V 9BY


Chase Nominees Limited                                  32,568,824
Woolgate House
Coleman Street
London EC2P 2HD


Nortrust Nominees                                        3,340,400
155 Bishopsgate
London EC2M 9XS


State Street Bank & Trust Co.                            2,675,394


Citibank NA                                              3,636,500
Toronto


Chase Manhattan Nominee Ltd                                212,900
Australia


HSBC Bank plc                                              274,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA


Midland Bank plc                                            238,400
5 Laurence
Poutney Hill
London EC4R 0E


Citibank London                                             724,700
11 Old Jewry
London EC2R 8DB


Deutsche Bank Mannheim                                      153,000


Deutsche Bank AG                                            257,500
23 Great Winchester Street
London EC2P 2AX


Bankers Trust                                               133,400
59 1/2 Southmark Street
2nd Floor
London SE1 0HH


Capital Research and Management Company:


State Street Nominees Limited                            21,174,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF


Chase Nominees Limited                                  367,500,000
Woolgate House
Coleman Street
London
EC2P 2HD


Capital Guardian Trust Company


State Street Nominees Limited                            33,754,700
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF


Chase Nominees Limited                                   95,312,412
Woolgate House
Coleman Street
London EC2P 2HD


Midland Bank plc                                         31,620,000
5 Laurence
Poutney Hill
London EC4R 0E


Nortrust Nominees                                        31,675,600
155 Bishopsgate
London EC2M 3XS


Mellon Nominees (UK) Limited                              3,071,900
150 Buchanan Street
Glasgow G1 2DY


ROY Nominees Limited                                        144,800
71N Queen Victoria Street
London EC4V 4DE


State Street Bank & Trust Co                                283,700


MSS Nominees Limited                                        342,000

Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA


Royal Bank of Scotland                                      123,000
Regents House
42 Islington High Street
London N1 8XL


Citibank London                                           3,442,700
11 Old Jewry
London EC2R 8DS


Bankers Trust                                            10,289,800
59 1/2 Southmark Street
2nd Floor
London SE1 0HH


BT Globenet Nominees Limited                              1,954,100
1 Appold Street
Broadgate
London EC2A 2HE


Bank of New York Nominees                                 5,279,300
Bank of New York
3 Birchin Lane
London EC3V 9BY


Barclays Bank                                             5,122,000
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT


HSBC Bank plc                                                35,100
Securities Services
Mariner House
Pepys Street
London EC3N 3DA


5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


62,988,296



8. Percentage of issued class


0.726 %



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


10 June 2003 - Date of Section 198 Notification



11. Date company informed


12 June 2003



12. Total holding following this notification


946,820,445



13. Total percentage holding of issued class following this notification


10.92%



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Paul Moore - 01753 628293



16. Name and signature of authorised company official responsible for making this notification


Paul Moore



Date of notification


12 June 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 June 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary